                                                                  EXHIBIT (C)(3)


                  [Letterhead of Stonebridge Associates, LLC]





                                 April 4, 1997





The Board of Directors
Jillian's Entertainment Corporation
727 Atlantic Avenue, Suite 600
Boston, MA  02111


Attention:  John L. Kidde


Gentlemen:


         This letter agreement (the "Agreement") is to confirm the engagement of Stonebridge Associates, LLC ("Stonebridge") as financial advisor to the Board of Directors (the "Board") of Jillian's Entertainment Corporation (the "Company") and to John L. Kidde in his capacity as the outside director of the Company who has been designated (the "Designated Director") to perform the functions of a special committee of the Board. You have advised us that the Company proposes to enter into an agreement and plan of merger pursuant to which a wholly-owned subsidiary of a newly formed corporation to be controlled by J.W. Childs Equity Partners, L.P. and its affiliates, would be merged into the Company and all of the holders of outstanding shares of the common stock of the Company, except certain specified management and other large shares (the "Specified Shareholders"), would receive cash consideration for their shares (the "Proposed Transaction"). In connection with the Proposed Transaction, the Designated Director and the Board request that Stonebridge undertake an analysis to determine the fairness, from a financial point of view, of the cash consideration to be offered to the Company's shareholders, other than the Specified Shareholders, and render a written opinion to the Designated Director and the Board as to such fairness (the "Opinion"). The terms and conditions of Stonebridge providing such financial advisory services are presented below.

         1. Stonebridge, immediately upon engagement, will commence, for the Designated Director and the Board, a review and evaluation of the Company, its management, operations, business, financial characteristics and future prospects which will provide the basis for its Opinion. Stonebridge will generally review the industry in which the Company competes and develop

The Board of Directors
Jillian's Entertainment Corporation
April 4, 1997
Page 2 of 4


comparative information related to operating and financial characteristics. Stonebridge will review the historic market trading in the Company's Common Stock and perform other such analyses which Stonebridge deems relevant. The Opinion shall, in any event, be limited to the fairness, from a financial point of view, of the consideration offered to the Company's shareholders, other than the Specified Shareholders, in the Proposed Transaction and shall not address the Company's underlying business decision to effect the Proposed Transaction. Stonebridge will not, in preparing its Opinion, solicit additional offers for the acquisition of the shares owned by shareholders other than the Specified Shareholders.

         The form of the Opinion shall be such as Stonebridge may consider appropriate (provided that the form of the Opinion is reasonably acceptable to the Designated Director and the Board) and may state, in substance, among other things, that it assumes and is given in reliance on the accuracy and completeness of the information concerning the Company furnished to Stonebridge by the Company. It is understood that the Opinion may be included in its entirety in any public filing (including a proxy statement) or release made by the Company or other submission by the Company to any state or federal securities regulatory authority, the National Association of Securities Dealers or as may be required by any judicial proceeding. However, no summary of or excerpt from the Opinion may be made, except with Stonebridge's approval, which will not be unreasonably withheld.

        2. As compensation for the services described above, Stonebridge will be entitled to the following compensation:

     (i) Upon commencement of this engagement                           $25,000
    (ii) Upon Stonebridge's offer to deliver its Opinion                $55,000
   (iii) Upon Stonebridge's offer to delivery any requested update      The lessor of $10,000 and
         to any previously delivered Opinion                            an amount determined by
                                                                        the daily billable rates
                                                                        outlined in Exhibit A


Stonebridge will be entitled to these fees regardless of whether the Proposed Transaction occurs.

        3. In addition to any fees that may be payable to Stonebridge hereunder (and regardless of whether the Proposed Transaction occurs), the Company hereby agrees, from time to time upon request, to reimburse Stonebridge promptly for travel and other out-of-pocket expenses incurred in performing its services hereunder, including the reasonable fees and expenses of its legal counsel when consulted in connection with actions taken pursuant to this Agreement.

The Board of Directors
Jillian's Entertainment Corporation
April 4, 1997
Page 3 of 4



         4. The Company agrees to indemnify Stonebridge and related persons in accordance with the Standard Form of Indemnification Agreement attached hereto as Exhibit B, the provisions of which are incorporated herein by this reference.

         5. The Company agrees that Stonebridge shall be entitled to rely upon all reports of the Company and/or information supplied to Stonebridge by or on behalf of the Company (whether written or oral), and Stonebridge shall not in any respect be responsible for the accuracy or completeness of such report or information or have any obligation to verify the same.

         6. Except for provisions regarding disclosure of the Opinion contained in Paragraph 1 above, or as otherwise required by law, Stonebridge may not be quoted or referred to in any document, release or written communication prepared, issued or transmitted by the Company or any entity controlled by the Company, or any director, officer, employee, or agent thereof, without Stonebridge's prior written authorization. The Company agrees that, subsequent to the closing of any transaction, Stonebridge has the right at its own expense to place customary advertisements in financial and other newspapers and journals and to make mailings to its current, former or prospective clients describing its services to the Company hereunder.

         7. The Company agrees that any information or advice rendered by Stonebridge or its representatives in connection with this engagement is for the confidential use of the Designated Director and the Board and, except as otherwise required by law, the Company will not and will not permit any third party to disclose or otherwise refer to such advice or information in any manner without Stonebridge's prior written consent.

         8. The term of Stonebridge's engagement as financial advisor to the Designated Director and the Board shall commence on this date hereof and shall continue until terminated upon ten days prior written notice by the Designated Director and the Board provided, however, that no termination shall affect the indemnification, contribution and confidentiality obligations of the Company or the right of Stonebridge to receive any unpaid amounts due hereunder as of the date of termination. If the engagement is terminated prior to Stonebridge's offer to deliver its Opinion, Stonebridge will not be required to refund any portion of the $25,000 paid at the commencement of this engagement.


         9. The Company's sole recourse with respect to this Agreement for any matter relating to this Agreement shall be to Stonebridge and in no event shall the Company have any recourse or assert any claim against or seek recovery from any other Indemnified Party as defined in the Standard Form of Indemnification Agreement.

The Board of Directors
Jillian's Entertainment Corporation
April 4, 1997
Page 4 of 4


         10. In the event of administrative proceedings or litigation in connection with the services provided by Stonebridge, Stonebridge agrees that its representation will testify at the request of the Company or its counsel. Subject to the provisions of the Standard Form of Indemnification Agreement, the Company will reimburse Stonebridge for all out-of-pocket expenses reasonably incurred by Stonebridge including the reasonable fees and disbursements of its legal counsel, and the Company will pay Stonebridge reasonable and customary additional compensation as agreed upon by Stonebridge and the Company to cover preparation for and the expenses of testifying at such litigation or proceeding.


         11. This agreement a) shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflicts of law principles, b) incorporates the entire understanding of the parties with respect to the subject matter hereof and supersedes all previous agreements should they exist with respect thereto, c) may not be amended or modified except in writing executed by the Company and Stonebridge and d) shall be binding upon and inure to the benefit of the Company, Stonebridge, any indemnified parties and their respective heirs, personal representatives, successors and assigns. Except as otherwise contemplated by Exhibit B hereto, nothing in this agreement is intended to confer upon any other person other than the parties hereto any rights or remedies hereunder or by reason hereof.


         This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us a copy of this letter.


                                                    Very truly yours,


                                                    STONEBRIDGE ASSOCIATES, LLC

                                                    Richard A. Harvey, Jr.
                                                    President


Accepted and agreed to as of
the date set forth above:

JILLIAN'S ENTERTAINMENT CORPORATION

By: _________________________
      John L. Kidde

                                                                      EXHIBIT A



                          STONEBRIDGE ASSOCIATES, LLC





                              DAILY BILLABLE RATES


         Work performed by Stonebridge professional staff in preparing an updated Opinion shall be billed to the Company at the following daily rates:

           Managing Director or equivalent        $3,500 per day
           Vice President                          2,500 per day
           Associate                               1,750 per day
           Financial Analyst                       1,250 per day

                                                                      EXHIBIT B


                          STONEBRIDGE ASSOCIATES, LLC


                   STANDARD FORM OF INDEMNIFICATION AGREEMENT


In connection with the services Stonebridge Associates, LLC has agreed to render to the Company, the Company agrees to indemnify and hold harmless Stonebridge Associates, LLC, its officers, directors, employees, agents, managers, members, affiliates and persons deemed to be in control of Stonebridge Associates, LLC within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (collectively, the "Indemnified Parties"), from and against any losses, claims, damages and liabilities, joint or several, related to or arising in any manner out of any transaction, proposal or any other matter (collectively, the "Matters") contemplated by the engagement of Stonebridge Associates, LLC hereunder. The Company also will promptly reimburse the Indemnified Parties for any expenses (including reasonable fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim related to or arising in any manner out of any Matter contemplated by the engagement of Stonebridge Associates, LLC hereunder, or any action proceeding arising therefrom, whether or not resulting in liability (collectively, "Proceedings"). Notwithstanding the foregoing, the Company shall not be liable in respect of any losses, claims, damages, liabilities or expenses that a court or competent jurisdiction shall have determined by final judgment resulted solely from the gross negligence or willful misconduct of any Indemnified Party. Promptly after receipt by an Indemnified Party of notice of any claim or the commencement of any action or proceeding in respect of which indemnity may be sought against the Company, such Indemnified Party will notify the Company in writing or the receipt of commencement thereof, and the Company shall assume the defense of such action or proceeding (including the employment of counsel satisfactory to the Indemnified Party and the payment of reasonable fees and expenses of such counsel), but the failure so to notify the Company will not relieve the Company from any liability which it may have to any Indemnified Party except to the extent of the Company's actual damages arising from the failure to so notify the Company. Notwithstanding the preceding sentence, the Indemnified Party will be entitled to employ its own counsel in such action if the Indemnified Party reasonably determines that a conflict of interest exists which makes representation by counsel chosen by the Company not advisable. In such event, the reasonable fees and disbursements of such separate counsel will be paid by the Company.

If for any reason the foregoing indemnity it unavailable to Stonebridge Associates, LLC or insufficient to hold Stonebridge Associates, LLC harmless, then the Company shall contribute to the amount paid or payable by Stonebridge Associates, LLC as a result of such claims, liabilities, losses, damages or expenses in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and Stonebridge Associates, LLC on the other but also the relative fault of the Company and Stonebridge Associates, LLC, as well as any relevant equitable consideration. Notwithstanding the provisions of this agreement, the aggregate contribution of Stonebridge Associates, LLC to all claims, liabilities, losses, damages and expenses shall not exceed the amount of fees actually received by Stonebridge Associates, LLC pursuant to its engagement by the Company. It is hereby further agreed that the relative benefits to the Company on the one hand and Stonebridge Associates, LLC on the other hand with respect to the transactions contemplated in this engagement letter shall be deemed to be in the same proportion as (i) the total value of the transaction bears to (ii) the fees paid to Stonebridge Associates, LLC with respect to such transaction.


The indemnity, contribution and expense reimbursement agreements and obligations set forth herein shall apply whether or not an Indemnified Party is a formal party to any Proceeding, shall be in addition to any other rights, remedies or indemnification which any Indemnified Party may have or be entitled to at common law or otherwise, and shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnified Party or any withdrawal, termination or consummation of or failure to initiate or consummate any Matter or any termination or completion or expiration of this letter or Stonebridge Associates, LLC's engagement.